April 1, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jay Williamson

Re: Prudential Investment Portfolios 3: Form N-1A Post-Effective Amendment No. 44 to the

Registration Statement under the Securities Act of 1933; Amendment No. 45 to the

Registration Statement under the Investment Company Act of 1940 Securities Act

Registration No. 333-95849 Investment Company Act No. 811-09805

Dear Mr. Williamson:

We filed through EDGAR on February 3, 2015 on behalf of Prudential Investment Portfolios 3 (the “Trust”) Post-Effective Amendment No. 44 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 45 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Trust, the Prudential Global Tactical Allocation Fund (the “Fund”), designating automatic effectiveness 75 days after the filing date.

This letter is intended to respond to the staff’s comments on the Amendment that you conveyed by telephone to Claudia DiGiacomo on March 17, 2015. For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 45 to the Registrant’s registration statement to be filed under Rule 485(b) with immediate effectiveness.

Prospectus

1. Comment

Please respond to these comments in a writing filed on EDGAR, include the appropriate Tandy responses in such writing and if any disclosure revisions are necessary please provide in such writing. Additionally, please file such writing to provide the staff with sufficient time to review your responses.

Response

The Fund is responding to the comments in this correspondence that is filed on EDGAR. The correspondence includes the appropriate Tandy responses as well as disclosure revisions.

2. Comment

Given the use of “global” in the Fund’s name, describe how the Fund will invest in countries throughout the world. See “Final Rule: Investment Company Names,” Inv. Co. Act Rel. No. 24828 at n.42 (Jan. 17, 2001) (the “Adopting Release”). For example, consider adopting a policy that under normal circumstances the Fund will invest at least 40% of its assets in companies organized outside the U.S.

Response

With respect to the term “global,” footnote 42 to the Adopting Release states: “[t]he terms ‘international’ and ’global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. See Proposing Release, supra note 7, at 10960 n.38 and accompanying text (‘The Division no longer distinguishes the terms ‘global’ and ‘international.’).” The Fund understands that the SEC staff does not consider a policy of investing at least 40% of assets outside the United States under normal circumstances to be compulsory for global funds so long as the fund “expressly describe[s] how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.” The Fund has revised its disclosure to state the following: “As a fund that invests globally, the Fund has a principal strategy to generally maintain exposure to at least four countries (including the U.S.). Thus, the Fund’s investments are economically tied to a number of countries throughout the world.” The Registrant believes that this approach satisfies the staff’s concerns.

3. Comment

The following comments relate to the Prudential Global Tactical Allocation Subsidiary, Ltd. (the “Cayman Subsidiary”).

(a)	Disclose that the Fund complies with the 1940 Act with respect to investment policies, capital structure and leverage on an aggregate basis with the Cayman Subsidiary.
(b)	Disclose that each investment adviser to the Cayman Subsidiary complies with the 1940 Act relating to investment advisory agreements and as an investment adviser pursuant to Section 2(a)(20) of the 1940 Act. If the same person acts as adviser to the Fund and to the Cayman Subsidiary, please note that for 15(c) purposes the review of each contract may be combined.
(c)	Please file the investment advisory agreement for the Cayman Subsidiary as exhibits to the Fund’s Registration Statement.
(d)	Disclose that the Cayman Subsidiary complies with the 1940 Act’s provisions relating to affiliated transactions and custody and identify the custodian of its assets.
(e)	Disclose the Fund’s basis for determining that the income it receives from the Cayman Subsidiary is qualifying income under the Internal Revenue Code of 1986, as amended (the “Code”).
(f)	Disclose that the financial statements of the Fund and the Cayman Subsidiary will be consolidated for reporting purposes.
(g)	Confirm that the expenses of the Cayman Subsidiary are included in the fee table.

(h)	Confirm that the Cayman Subsidiary and its Board will agree to designate an agent for service of process within the U.S.
(i)	Confirm that the Cayman Subsidiary and its Board will agree to inspection of its books and records by the staff of the SEC.

Response

(a) The Fund complies with the 1940 Act with respect to investment policies, capital structure and leverage on an aggregate basis with the Cayman Subsidiary. The Amendment currently states the following in its principal risk disclosure (note the Fund intend to move the following disclosure to the principal strategies section): “The Cayman Subsidiary is subject to the same investment restrictions and limitations, and follows the same compliance policies and procedures, as the Fund. The Fund and the Cayman Subsidiary will test for compliance with certain investment restrictions and limitations on a consolidated basis.”

(b) As disclosed in the Registration Statement, the Cayman Subsidiary has management and subadvisory agreements separate from the Fund’s agreements. Since the Cayman Subsidiary is not an investment company, its management and subadvisory agreements are not required to satisfy the 1940 Act. Nevertheless, the Cayman Subsidiary’s management and subadvisory agreements were approved by the Trust’s Board at the Fund’s organizational meeting and by the Fund as the Cayman Subsidiary’s sole shareholder. The continuance of these Agreements with the Cayman Subsidiary will be reviewed and approved by the Board of the Cayman Subsidiary and by the Trust’s Board in compliance with Section 15(c) of the 1940 Act.

(c) The Management and Subadvisory Agreements relating to the Cayman Subsidiary will be filed as exhibits to the Registration Statement, as requested.

(d) The Cayman Subsidiary, together with the Fund, complies with the 1940 Act’s provisions relating to affiliated transactions and custody of its assets. The following disclosure will be added to the Statement of Additional Information (the “SAI”) in the Amendment: “The Bank of New York Mellon (BNY), One Wall Street, New York, New York 10286, serves as Custodian for the Fund’s and the Cayman Subsidiary’s portfolio securities and cash, and in that capacity, maintains certain financial accounting books and records pursuant to an agreement with the Fund and the Cayman Subsidiary.”

(e) The Cayman Subsidiary serves as a vehicle through which the Fund can make certain types of investments in futures and other derivatives related to commodities while still receiving “qualifying income” from the Cayman Subsidiary, so that the Fund can qualify as a regulated investment company under the Code. Income received from direct investments in commodity-linked derivative instruments does not constitute qualifying income under the Code. Therefore, the income derived from such instruments must be limited to a maximum of 10% of an investment company’s gross income in order for the investment company to qualify for pass-through tax treatment under the Code. The manager has determined that the Fund could not obtain the desired exposure to commodities if it were limited to the amount that the Fund could invest directly in such instruments (due to the limit of 10% of its income being derived from such instruments). A number of mutual funds, including another mutual fund in the same mutual fund complex, have obtained private letter rulings from the Internal Revenue Service that income from a wholly-owned subsidiary that invests in commodity and financial futures and options contracts, swaps on commodities or commodity indexes and other commodity-linked instruments, and fixed income securities serving as collateral for the contracts, would constitute qualifying income under the Code. The Internal Revenue Service has currently suspended the issuance of such private letter rulings. The Fund, like numerous other mutual funds, continues to rely on the position set forth in these private letter rulings in establishing its wholly-owned subsidiary, domiciled in the Cayman Islands, that may invest in commodity-linked instruments without limit. In addition, the Fund has received advice from counsel that income and gains to be derived by the Fund from its investment in the Cayman Subsidiary should constitute qualifying income to the Fund as a regulated investment company under the Code. The Fund’s prospectus summary, prospectus and SAI include the following risk disclosure:

“The Service has issued private letter rulings to RICs concluding that income derived from their investment in a wholly-owned subsidiary would constitute qualifying income to the RIC. The Service has indicated that the granting of these types of private letter rulings is currently suspended, pending further internal discussion. As a result, the Fund has not received, and there can be no assurance that the Service will grant, such a private letter ruling. If the Fund does not receive such a private letter ruling, there is a risk that the Service could assert that the income derived from the Fund’s investment in the Cayman Subsidiary will not be considered qualifying income for purposes of the Fund qualifying as a RIC for U.S. federal income tax purposes.”

(f) The Fund confirms that the Cayman Subsidiary’s financial statements will be reported on a consolidated basis with the Fund’s financial statements.

(g) The Fund confirms that the expenses of the Cayman Subsidiary are included in the fee table.

(h) The Fund confirms that the Cayman Subsidiary and its Board will designate an agent for service of process within the U.S.

(i) The Fund confirms that the Cayman Subsidiary and its Board will agree to inspection of its books and records by the staff of the SEC.

4. Comment

Please clarify the term “risk adjusted” as used in the Fund’s investment objective.

Response

The Fund’s disclosure regarding its investment objective has been revised to include the following disclosure: “In seeking risk-adjusted total return the Fund will balance the level of risk with the return opportunities.”

5. Comment

Please revise the table in the section entitled “Fund Fees and Expenses” as follows:

(a) include any required labels under Form N-1A;

(b) the form requires separate rows for front end sales charges and deferred sales charges. You currently aggregate such charges;

(c) footnote 3 needs to address if a waiver may be waived and by whom; and

(d) since the Fund may invest in exchange traded funds, consider whether the fee table needs an additional row to reflect such expenses.

Response

(a) The disclosure has been revised as requested to include the following heading “Shareholder Fees (fees paid directly from your investment)”.

(b) The Fund currently has one row for maximum sales charge and a separate row for maximum deferred sales charge. Thus, the Fund submits that no additional revisions are necessary.

(c) Footnote 3 is revised as follows: “The Manager has contractually agreed through June 30, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1)

fees, dividend and other expenses related to short sales, interest, brokerage, extraordinary and certain other expenses) of each class of shares to 1.25% of the Fund’s average daily net assets. This waiver may not be terminated prior to June 30, 2016 without prior approval of the Fund's Board of Trustees. Separately, the Manager has contractually agreed to waive any management fees it receives from the Fund in an amount equal to the management fees paid by the Fund’s wholly-owned Cayman Islands subsidiary (the Cayman Subsidiary). This waiver may not be terminated as long as the Fund remains invested in the Cayman Subsidiary or intends to invest in the Cayman Subsidiary without prior approval of the Fund’s Board of Trustees.”

(d) The Fund does not expect to incur expenses of less than 0.01% of its average net assets as a result of its and the Cayman Subsidiary’s investment in exchange traded funds and as a result no disclosure in the fee table for acquired fund fees and expenses is necessary..

6. Comment

Under “Investments, Risks and Performance – Principal Investment Strategies,” the Item 4 disclosures should summarize principal strategies and risks and not repeat Item 9 disclosures. Currently, the Item 4 disclosure includes examples of potential “sources of return” but fails to describe how the Fund intends to achieve its investment objective. It is not clear what “sources of return” mean for the strategy.

Response

The Fund has revised its Item 4 disclosure to delete the reference to examples of potential sources of return and enhance its disclosure relating to the Subadviser as follows: “Quantitative Management Associates LLC, the Fund’s subadviser (QMA or the subadviser), employs macro asset allocation strategies and relative value cross sectional strategies in managing the Fund’s portfolio. The macro asset allocation strategies have a strategic and a tactical component. The strategic component provides exposure to global economic growth. The tactical component shifts exposures to asset classes that QMA believes are attractive investments within the market environment. In addition, the relative value strategies will buy attractive long investments within a single asset class and sell short those that are less attractive, while generally remaining dollar neutral to the particular asset class. Both macro asset allocation and relative value strategies target several potential diverse sources of return such as valuation, momentum, carry and economic growth.”

7. Comment

Will the Fund invest in real estate investment trusts?

Response

The Fund currently does not expect to invest in real estate investment trusts as a principal strategy.

8. Comment

With respect to the Fund’s disclosure relating to non-U.S. investments, please note that footnote 42 to the Adopting Release refers to “assets” not “exposure.” Thus, revise the reference to “exposure” to assets or securities.

Response

The Fund has reviewed footnote 42 to the Adopting Release and notes that the footnote focuses on the Fund’s investments being economically tied to a number of countries. The Rule and the Adopting Release do not require that a Fund policy must be limited to Fund assets or securities. The Fund submits that the term “exposure” captures the Fund’s economic impact of its investments, which is consistent with the Adopting Release.

9. Comment

Please advise if the manager and subadviser are paid on market value or notional value.

Response

The management and subadvisory fees are paid based on average daily net assets. For purposes of average daily net assets, derivatives are valued in the same manner that is used for the Fund’s net asset value calculation.

10. Comment

In the Cayman Subsidiary risk section, please delete the following since it is not risk disclosure and include it elsewhere in the prospectus: “However, the Fund wholly owns and controls the Cayman Subsidiary, and the Fund and the Cayman Subsidiary are both managed by the manager and QMA, making it unlikely that the Cayman Subsidiary will take action contrary to the interests of the Fund and its shareholders. The Fund’s Board of Trustees (Board) has oversight responsibility for the investment activities of the Fund, including its investment in the Cayman Subsidiary, and the Fund’s role as sole shareholder of the Cayman Subsidiary. The Cayman Subsidiary is subject to the same investment restrictions and limitations, and follows the same compliance policies and procedures, as the Fund. The Fund and the Cayman Subsidiary may test for compliance with certain investment restrictions and limitations on a consolidated basis, except that with respect to investments that may involve leverage, the Cayman Subsidiary will comply independently with asset segregation requirements to the same extent as the Fund.”

Response

The referenced disclosure has been deleted from the risk section. It will be disclosed in the prospectus under the section entitled “Investment Strategies and Investments – Cayman Subsidiary.”

11. Comment

Please disclose if small capitalization securities are a principal risk.

Response

The Fund currently does not expect to invest directly or indirectly in small capitalization securities as a principal strategy.

12. Comment

Please delete the cross reference to the SAI at the end of the principal risk section in the summary section. Please confirm that the prospectus includes all required disclosures.

Response

The disclosure has been revised as requested. The Fund confirms that to the best of its knowledge the prospectus includes all the disclosure required to be included in the prospectus by Form N-1A.

13. Comment

In the section entitled “More About the Fund’s Investment Strategies, Investments and Risks,” please make the following revisions:

a)	Highlight for shareholders that the investment objective is not fundamental and confirm that shareholders will be provided 60 days’ notice prior to any change to the objective.
b)	Consider shortening the disclosure relating to non-principal strategies to permit shareholders to focus on principal strategies.

c)	Revise the disclosure of temporary investments to include a statement that such investments may prevent the Fund from meeting its investment objective.
d)	The tax risk disclosure notes that other registered investment companies have obtained private letter rulings. Please confirm that the Cayman Subsidiary’s investment activities are substantially similar to those of the other entities that have obtained private letter rulings.

Response

(a)	The Fund has highlighted the disclosure for shareholders as requested. The Fund also submits that current applicable rules and regulations do not require that the Fund provide 60 days’ notice for revising a non-fundamental policy. Based on the facts and circumstances relating to a hypothetical revision to the policy, the Manager and the Fund’s Board would determine whether advance notice to shareholders is necessary and the appropriate length of any such notice period.
(b)	The Fund carefully reviewed its non-principal strategy disclosure and determined that the length of the disclosure is appropriate based upon the Fund’s investment strategies. Thus, the Fund respectfully submits that additional revisions are not necessary.
(c)	The disclosure has been revised as requested to include the following: “Investing heavily in these securities is inconsistent with and limits the Fund’s ability to achieve its investment objective, but may help to preserve the Fund's assets.”
(d)	The Fund confirms that the investment activities of the Cayman Subsidiary are substantially similar to those of the other Cayman subsidiaries of funds that obtained private letter rulings.

14. Comment

Please revise the disclosure relating to the multi-manager order to include all material conditions of the order, including management fees.

Response

The following disclosure has been added the disclosure regarding the order: “Any new subadvisory agreement or amendment to the Fund’s management agreement or current subadvisory agreement that directly or indirectly results in an increase in the aggregate management fee rate payable by the Fund will be submitted to the Fund’s shareholders for their approval. ”

15. Comment

Please revise the disclosure relating to the subadviser as follows:

(a)	Clarify the meaning of “systematic application of financial theory”.
(b)	Clarify whether QMA’s $113.1 billion in assets includes any retail mutual funds since the disclosure is limited to institutional investors.
(c)	QMA utilizes a tactical allocation strategy for the Fund. Add disclosure to the principal strategies that tactical allocation strategies may take a long time to develop and that the Fund is expected to produce uncorrelated returns.

Response

(a) The disclosure has been carefully reviewed and the Fund submits that the disclosure is clear and concise and that no additional revisions are necessary.

(b) The assets under management includes mutual fund assets. The subadviser considers mutual funds as institutional clients. Accordingly, no additional revisions are necessary.

(c) The Fund’s strategy seeks to achieve a .5 market beta and is not uncorrelated to the market, although it is less correlated than traditional mutual funds. The requested disclosure has not been added.

16. Comment

Please delete the duplicative disclosure relating to the Cayman Subsidiary.

Response

The requested disclosure has been deleted.

17. Comment

Revise the fourth box on the back cover to clarify that the address above is not the SEC’s contact information.

Response

The disclosure has been revised as requested.

SAI

1. Comment

Please include a statement in the introduction that the Fund is an open-end mutual fund.

Response

The disclosure has been revised as follows: “This SAI sets forth information about Prudential Global Tactical Allocation Fund (the Fund), which is one of the mutual funds that together comprise Prudential Investment Portfolios 3 (PIP 3). PIP 3 is an open-end management investment company.”

2. Comment

In the section entitled “Investment Risks and Considerations” please revise to be consistent with Item 16(b) and separate principal risks from non-principal risks and delete overlap and repetition with the prospectus.

Response

The Fund has carefully reviewed this section and submits that no revisions are necessary. The Fund believes that any repetition or overlap with the prospectus is necessary in the context of the SAI. Additionally, Form N-1A does not require that the SAI disclosure distinguish between principal and non-principal risks.

3. Comment

For the disclosure of illiquid securities please include the percent limitations.

Response

The 15% limitation is disclosed in the prospectus. Thus, no additional revisions are necessary.

4. Comment

Please correct the disclosure on page 15 that references the Real Assets Fund.

Response

The referenced disclosure has been deleted.

5. Comment

Please delete the duplicative disclosure under the section entitled “Investment Restrictions.”

Response

The duplicative disclosure has been deleted as requested.

6. Comment

With respect to the paragraph explaining the Fund’s concentration policy, the Fund should look through the Cayman Subsidiary for purposes of calculating concentration.

Response

The Fund has a policy that the Fund may not make an investment (other than in obligations of the U.S. government, its agencies or instrumentalities) if, as a result of such investment, 25% or more of the Fund’s total assets (determined at the time of investment) would be invested in any one industry; provided, however, that investment companies and investments in a wholly-owned subsidiary are not considered an industry for purposes of this policy (note that the Fund may invest up to 25% of its assets in the Cayman Subsidiary); and further provided, that the Fund’s investment in a investment company or wholly-owned subsidiary that concentrates its investments in a particular industry or group of industries will not be considered an investment by the Fund in that particular industry or group of industries. With respect to the Cayman Subsidiary, the Fund will look through the Cayman Subsidiary to include its investments in determining compliance with the Fund’s concentration policy. In addition, the Fund will consider the individual commodities in the Cayman Subsidiary or the Fund to be separate industries for purposes of interpreting and implementing the foregoing policy.

7. Comment

Please revise the heading to the third column of the directors table to state “Other Directorships Held During Past Five Years”.

Response

The disclosure has been revised as requested.

8. Comment

Under the Manager section, are the voluntary waivers related to the waivers disclosed in the fee table?

Response

The disclosure is not related to the contractual waivers that are disclosed in the footnotes to the fee table.

9. Comment

In the notes to the portfolio manager table, the footnotes state that other accounts include accounts that the portfolio manager is not primarily involved in the day-to-day management of the account. Please reconcile this disclosure to Item 20(a) of Form N-1A which requires disclosing other accounts in which the portfolio manager is primarily involved.

Response

The Fund submits that no changes to the disclosure are necessary. It is not practicable to list only those accounts in which a portfolio manager is involved on a day-to-day basis because accounts are managed on a team basis and the portfolio manager’s involvement in the management of the account may vary over time.

10. Comment

In Part II of the SAI please revise as follows:

(a)	The section references other share classes not offered by the Fund. Please revise to only discuss the Fund’s share classes.
(b)	Revise the restriction on sale of Fund shares to track Section 22(e) of the 1940 Act.
(c)	Review the statement in the NAV section that states that the Fund may not “compute its NAV on certain days and consider if “publish” is a more accurate term.
(d)	Revise proxy voting disclosure regarding third party vendors to disclose and clarify the scope and restrictions on the authority delegated, including legal and contractual restrictions as applicable.

Response

(a) The Fund submits that no revision to the disclosure is necessary. Like many other large mutual fund complexes, Prudential has divided its SAIs into two parts, one that relates to the specific fund offered by the Prospectus and one that includes information relevant to the complex as a whole. Such a division facilitates the preparation and review of the complex-wide information. The Fund submits that the inclusion in Part II of the SAI of information about share classes not offered by the Fund does not confuse investors, as the disclosure specifically states that “[n]ot every share class described in this SAI may be offered, and investors should consult their Prospectus for specific information concerning the share classes that are available to them.”

(b) The Fund reviewed the disclosure and notes that the disclosure tracks the statute. Thus, no additional revisions are necessary.

(c) The disclosure has been carefully reviewed and the Fund believes its disclosure is appropriate.

(d) The disclosure has been revised as follows: “QMA’s proxy voting committee is responsible for interpreting the proxy voting policy as well as monitoring conflicts of interest, and periodically assesses the policy’s effectiveness. QMA utilizes a third party proxy voting facilitator to execute proxy votes in a manner consistent with QMA's proxy voting guidelines described above (assuming timely receipt of proxy materials from issuers and custodians) and to perform certain recordkeeping, reporting and research services. The voting facilitator is required to vote solely in accordance with the voting instructions it has received from QMA. QMA monitors the performance of its voting facilitator and remains obligated to its clients for its contractual proxy voting responsibilities.”

Tandy Representations

The Trust hereby acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

Vice President & Corporate Counsel